PE 12/15/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008715

January 21, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 1-21-16

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 15, 2015

Dear Mr. Mueller:

This is in response to your letter dated December 15, 2015 concerning the shareholder proposal submitted to GE by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 8, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

January 21, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 15, 2015

The proposal requests that the board review the company's guidelines for selecting countries / regions for its operations and issue a report. The proposal further provides that the report should identify the company's criteria for investing in, operating in and withdrawing from high-risk regions.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that GE's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 8, 2016

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Ronald O. Mueller on behalf of General Electric Company (the "Company") dated December 15, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2016 proxy materials for its 2016 annual shareholder meeting.

RESPONSE TO GENERAL ELECTRIC'S CLAIMS

Our Proposal asks the Board of Directors to conduct a simple review of the Company's guidelines for selecting its geographical operations and to issue a report. Our Proposal does not direct the Company to do – or not to do – business in any specific region. Our Proposal does not direct the Company to make any strategic decisions or investments regarding its operations. The Staff recently affirmed that a proposal identical to our Proposal transcends ordinary business operations as it focuses on the significant policy issue of human rights. Furthermore, the Company admits that it does not have the report that our Proposal seeks. And the evidence the Company has provided fails to address the fundamental elements of our Proposal. Specifically, the Company has not shown its guideline for selecting those regions in which it operates. It has also not provided evidence or a report showing a Board review of those guidelines.

Our Proposal focuses on the significant policy issue of human rights as it relates to the Company's choice of geographical operations. Therefore, the Company is not eligible

for no action relief under Rule 14a-8(i)(7). Furthermore, until such time as the Company Board of Directors conducts a review concerning General Electric's guidelines for choosing its regions of operations and issues a report, the Company is not eligible for no action relief under Rule 14a-8(i)(10).

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Proposal May Not be Excluded as Interfering With Ordinary Business Operations Since the Staff Has Already Ruled that an Identical Proposal Focused on the Significant Policy Issue of Human Rights

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Furthermore, the Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

For the following reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Part A. Our Proposal Focuses on the Significant Policy Issue of Human Rights

As an initial matter, the Staff very recently upheld a nearly identical proposal that we submitted to Apple Inc. over a Rule 14a-8(i)(7) challenge. *See Apple Inc.* (avail. December 14, 2015). The Staff ruled that that proposal focused on the significant social policy issue of human rights. The resolved section of the proposal that we submitted to Apple stated:

> The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Apple's criteria for investing in, operating in and withdrawing from high-risk regions.

Save for the name of the company, this is exactly the same language as the resolved section of the Proposal that we submitted to General Electric:

> The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify General Electric's criteria for investing in, operating in and withdrawing from high-risk regions.

In *Apple*, the Staff unequivocally ruled that "[w]e are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the *significant policy issue of human rights*. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

In addition to the resolved sections of the two proposals being identical, the specific human rights issues addressed in each proposal are exactly the same. To wit, the proposal in *Apple* stated that "[t]he Company also has a presence (or is expecting to have a presence) in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights." Nearly word for word, the Proposal before the Company states: "General Electric has a presence in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights."

Our Proposal also seeks the same review and report as that which we sought in *Apple*. Likewise, our Proposal seeks a report that relates to the same exact human rights issues that we raised in *Apple*. As the Staff made clear just last month that our *Apple* proposal was focused on the "significant policy issue of human rights," consistency dictates that the Staff reject the Company's request for relief under Rule 14a-8(i)(7).

Part B. Our Proposal Does not Direct the Company's Decisions Regarding its Choice of Geographical Operations, Rather it Seeks a Report on the Guidelines Concerning Those Choices

Aside from the Staff's decision in *Apple* itself, the Company puts foward many of the same flawed arguments concerning Rule 14a-8(i)(7) as Apple did.

For example, the Company claims that "taking the Proposal and its supporting statement as a whole, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations – decisions regarding geographic locations in which it will conduct its business operations, and also because it deals with decisions regarding the Company's geographic investment strategies." This echoes Apple's argument that "[t]he staff has consistently allowed companies to exclude under Rule 14a-8(i)(7) proposals that seek to influence or direct the countries, regions or other geographic areas in which the company will do business or conduct its operations." *Apple Inc.* (avail. December 14, 2015).

It is worth repeating why this assertion is wrong. As we noted in *Apple*, and copied here:

Our Proposal follows a clear pattern of previously allowed proposals by seeking a review of the Company's operations in high-risk regions. In Chevron Corp. (avail. March 21, 2008), the Staff allowed a proposal over an ordinary business challenge where the proponent directed the company to develop guidelines for investing in certain high-risk countries. In Chevron, the proponent requested:

> *the Board... review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. In its review, the Board shall develop guidelines for investing or withdrawing from countries. (Emphasis added).*

Our Proposal similarly requests that:

> *the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify General Electric's criteria for investing in, operating in and withdrawing from high-risk regions.*

While the two proposals are similar, the Chevron proposal asked much more of the company and, indeed, arguably sought to micromanage the company's regional choices of its operations. That proposal directed the company to "develop guidelines from

investing or withdrawing from countries" using the mandatory term "shall." From there, the proposal's supporting statement actually contained criteria by which the company would be permitted to invest in (or forced to withdraw from) a certain region. Our Proposal only asks for a review of Company procedures. It does not go as far as directing the Company to develop guidelines that would dictate the locations in which the Company could operate.

The Staff also previously allowed a proposal that discussed a corporation's choice of operational location in regards to "protected areas." In Exxon Mobil Corp. (avail. March 18, 2005), the Staff allowed a proposal (over a Rule 14a-8(i)(7) objection) that requested a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The proposal went on to note that the requested report "would allow shareholders to assess the risks created by the company's activities in these areas as well as the company's strategies for managing these risks." Our Proposal would similarly allow the Company's shareholder to assess the Company's strategy for its operations in high-risk regions.

Exxon and Chevron stand for the proposition that proponents can request a review of a corporation's operations in high-risk regions such as those with human rights abuses or sensitive environmental regions. Our Proposal follows this model. For that reason, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Part C. In Light of the Staff's Apple Decision, the Company Cannot Claim that Our Proposal Fails to Raise a Significant Policy Issue

The Company boldly asserts that our Proposal does not raise a significant policy issue. The Company states, "[w]hile the Staff has determined that some proposals addressing human rights issues may not be excludable under Rule 14a-8(i)(7), the Staff has concurred on numerous occasions that merely invoking human rights or phrasing a proposal as implicating human rights does not bar a determination that a proposal is excludable under Rule 14a-8(i)(7)." While this statement is correct as a matter of Staff precedent, it does not apply to our Proposal. Yet, to bolster this claim, the Company cites to *Lowe's Companies, Inc.* (avail. March 10, 2015) and *Comcast Corp.* (avail. March 10, 2015) for the proposition that the "Staff implicitly agreed with the company's assertion that the proposal's reference to a review of human rights policies and discussion regarding the right of citizens to participate in their country's government did not raise a significant policy issue that transcended the ordinary business nature of the proposal."

As we were intimately involved in those proposals and no-action determination contests, we can shine some light on the Company's confused reading of these decisions. The Staff ruled that the focus of those proposals (of which *Lowe's* and *Comcast* were part of a long line) was on the employer/employee relationship. The employer/employee relationship is the purview of management under Rule 14a-8(i)(7). Those proposals only

mentioned human rights in passing. Our Proposal, however, is centrally focused on human rights as the Staff unequivocally ruled in *Apple Inc.* (avail. December 14, 2015).

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Part II. The Board has not Conducted a Review of the Company's Guidelines for Selecting its Geographical Locations, Nor has It Issued a Report Concerninch Such a Review, Therefore, It is not Eligible for No Action Relief Under Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

For the following reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(10).

Part A. The Company's Disclosures Fail to Address Our Proposal's Primary Issues as Required By Rule 14a-8(i)(10)

The Company's current disclosures fail to address the primary issues raised in our Proposal. Our Proposal requests that "the Board *review* the Company's guidelines for selecting countries / regions for its operations and issue a *report*." (Emphasis added). The Company admits that it does not have such a report, and then offers some statements from its website that – when cobbled together – still don't come close to the information sought in our Proposal.

First, the Company provides evidence that its GES website addresses issues concerning Company operations in emerging markets. Our Proposal doesn't seek information about Company operations exclusively in emerging markets. In fact, our Proposal never mentions emerging markets at all. In footnote 4 on page 13 of its no-action request, the Company seems to suggest that this is the only information needed to satisfy our Proposal because our Proposal mentions Company operations in "high-risk regions." While our Proposal does discuss Company operations in high-risk regions, it does not do so at the exclusion of all other regions. Our Proposal also mentions the Company's operations in Indiana. Is General Electric claiming that the Hoosier State is an emerging market? Furthermore, even if one were to read our Proposal as exclusively seeking information

about high-risk regions, that would not be limited to information about just emerging markets. These are mutually exclusive endeavors.

The remainder of the Company's no-action request discusses certain commitments and relationships General Electric maintains concerning human rights. This information, however, fails to address the primary issue of our Proposal. Our Proposal addresses human rights issues in relation to the Company's choices for regional operations. The Company's no-action letter merely addresses one example of how the Company chose to withdraw from, and then reenter a region (Myanmar), based on "policy and compliance risks." Is the Myanmar example instructive of the Company's entire policy towards investing and withdrawing from certain regions, or was that a unique set of circumstances? We don't know, the Company doesn't say. Furthermore, the Company claims it made those decisions based on policy and compliance risk, not necessarily because of human rights issues. This is not the type of disclosure contemplated by Rule 14a-8(i)(10). The Staff's Rule 14a-8(i)(10) precedent highlights the inadequacy of the Company's disclosures as they relate to our Proposal.

Part B. The Staff Requires Much More Evidence to Grant Relief Under Rule 14a-8(i)(10) than the Company has Produced

In many instances, the Staff has denied no-action relief under Rule 14a-8(i)(10) where corporations provided dramatically more evidence that it had implemented shareholder proposals than General Electric has done here. For example:

- In *Dominion Resources*, (avail. February 5, 2013), the proposal sought a report on the risks to the company from climate change. Despite providing the company's entire 2012 Carbon Disclosure Project report showing this information, the Staff still denied the company's no-action request under Rule 14a-8(i)(10).

- In *EOG Resources, Inc.* (avail. January 30, 2015), the proposal sough a review of the company's efforts to reduce methane emissions. The company provided an abundance of evidence showing that is was indeed reducing its methane emissions. Despite this, the proponent insisted that the proposal was not implemented, as the company had not conducted a review, (even though the company was reducing its emissions as the proponent wanted). The Staff agreed with the proponent and denied the company's no-action request under Rule 14a-8(i)(10).

Like the proposal in EOG Resources, our Proposal requests a review. The human rights statements and membership in certain international organizations that the Company provided is a far cry from a "review [of] the Company's guidelines for selecting countries / regions." Until the Company provides evidence of such a review and presents those

findings in a report to its shareholders, it cannot be said to have implemented our Proposal.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(10).

Part III. Conclusion

Based upon the above analysis, we respectfully request that the Staff find that our Proposal may not be omitted under Rule 14a-8(i)(7) or Rule 14a-8(i)(10).

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject General Electric's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 15, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of The National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from The National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify General Electric's criteria for investing in, operating in and withdrawing from high-risk regions.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials:

- pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations; and
- pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) allows for the exclusion of a shareowner proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are

so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The 1998 Release further distinguishes proposals pertaining to ordinary business matters from those involving "significant social policy issues," the latter of which are not excludable under Rule 14a-8(i)(7) because they "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)); *see also* Staff Legal Bulletin No. 14H, part C (Oct. 22, 2015) (reaffirming this analysis). In this regard, when assessing proposals under Rule 14a-8(i)(7), the Staff considers the terms of the resolution and its supporting statement as a whole. *See* Staff Legal Bulletin No. 14C ("SLB 14C"), part D.2 (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.").

A shareowner proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Similarly, the fact that a shareowner proposal requests a review or report on areas of risk facing a company does not preclude exclusion of the proposal if the underlying subject matters of the risks are ordinary business. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareowner proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document – where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business – we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has continued to concur with the exclusion of shareowner proposals seeking risk reports or reviews when the subject matter of the risk evaluation concerned ordinary business operations.[1]

Here, taking the Proposal and its supporting statement as a whole, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations – decisions regarding geographic locations in which it will conduct its business operations, and also because it deals with decisions regarding the Company's geographic investment strategies. Although the Proposal is entitled "Human Rights Review" and the "whereas" clauses also refer to human rights considerations, the thrust and focus of the Proposal is not that the Company conduct a human rights review, but instead that the Company review and report on its guidelines for determining where the Company will conduct business and invest in operations. Thus, the references to human rights considerations, as well as the brief reference to environmental considerations, do not prevent the Proposal from being excluded under Rule 14a-8(i)(7) because they do not implicate an issue that transcends the day-to-day business matters of the Company that are the principal focus of the Proposal.

A. The Proposal Relates To Ordinary Business Because It Implicates Company Decisions Regarding The Location Of Its Operations.

The Proposal consists of a generalized request for a review of and report on Company guidelines for selecting countries and regions in which to operate. Although the recitals appearing before the "Resolved" clause assert that the SEC has "consistently recognized that human rights constitute a significant policy issue," the Proposal as a whole focuses on the locations in which the Company operates.

---

[1] *See also Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring in the exclusion of a proposal asking for a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters); *The TJX Cos., Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareowners on the assessment, which involved ordinary business matters); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *The Western Union Co.* (avail. Mar. 14, 2011) (concurring in the exclusion of a proposal requesting the establishment of a board risk committee and a report by the committee on how the company was monitoring and controlling particular risks, where the subject matters of the risks involved ordinary business matters); *Lazard Ltd.* (avail. Feb. 16, 2011) (concurring in the exclusion of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareowners on the assessment, which involved ordinary business matters); *Pfizer Inc.* (avail. Feb. 16, 2011) (same).

Following the "Resolved" clause, four of the five paragraphs under the caption "Supporting Statement" (the "Supporting Statement") reinforce the Proposal's intent to trigger broad Company scrutiny of its chosen locations for doing business: such paragraphs state that the requested review may include development of guidelines regarding "*investing or withdrawing from areas where* the government has engaged in systematic human rights violations," analysis of the Company's "stated corporate values and [its] *operations in certain regions*," review of the Company's maintenance of "*operations in high-risk regions* where homosexual acts are criminalized" and review of the Company's maintenance of "*a presence* in locations such as India and China – regions with very high [greenhouse gas] emissions" (emphasis added). The language in the Supporting Statement indicating that these topics may be "considered" "[i]f the Company chooses" also demonstrates that the proposal is neither focused on nor limited to a human rights review.

The Staff consistently has concurred in the view that decisions regarding the location of company facilities implicate a company's ordinary business operations. For example, the proposal in *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." Likewise, in *Hershey Co.* (avail. Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the United States and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it implicated the company's ordinary business decisions by addressing decisions relating to the location of the company's operations. *See also Tim Hortons Inc.* (avail. Jan. 4, 2008) (concurring in the exclusion of a proposal involving decisions relating to the location of restaurants); *Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (proposal excludable as involving decisions relating to the location of corn processing plants); *MCI Worldcom, Inc.* (avail. Apr. 20, 2000) (concurring in the exclusion of a proposal that called for analysis of the company's plans to abandon, relocate, or expand office or operating facilities); *Tenneco, Inc.* (avail. Dec. 28, 1995) (concurring in the exclusion of a proposal requesting a report relating to the relocation of the company's corporate headquarters); *Pacific Gas and Electric Co.* (avail. Jan. 3, 1986) (concurring in the exclusion of a proposal requesting a feasibility study leading to relocation of the company's corporate headquarters).

As of December 31, 2014, the Company employed approximately 305,000 people worldwide and operated in over 160 countries. The Company operates in numerous sectors, including aviation, energy management, health care, transportation, and appliances and lighting. The Company's decisions and actions regarding the location of its operations are a fundamental part of the Company's ordinary business operations. As a global organization, the Company's management routinely must make decisions regarding whether to commence, expand, contract, or discontinue operations in various foreign countries and, in that context, must consider many factors. As discussed in part II of this letter, in making decisions regarding whether and where to operate, the Company's management necessarily considers a multitude of factors, including the business environment in a particular jurisdiction, consumer preferences and the potential market size of a particular location. The Company is committed to operating ethically and sustainably, which bears on its decision-making process. For instance, because the Company sources a number of types of minerals that have garnered attention as "conflict minerals" in the Democratic Republic of Congo and surrounding countries, the Company supports local development and community engagement in the region.[2] This support has included sponsorship of an impactful study released in 2014 by the NGO Pact, entitled *Breaking the Chain: Child Mining in the Democratic Republic of Congo*. Thus, while human rights considerations weigh on the Company's determinations when selecting countries and regions for its operations, there are, as the Proposal recognizes, many other considerations affecting its decisions. Whether referring to the "elevated risk" of "corrupt practices," as in the *Sempra* no-action letter, or the "high-risk" from human rights practices, as in the Proposal, decisions regarding the location of the Company's operations are the type that the Commission described in the 1998 Release as "fundamental to management's ability to run a company on a day-to-day basis." The underlying subject matter of the Proposal's resolution and its supporting statement, taken as a whole, involves a review of the Company's guidelines for determining the location of the Company's operations and a report thereon, irrespective of whether or the extent to which the Company's guidelines include human rights practices. Thus, as with the long line of precedent concurring with the exclusion of proposals implicating the location of company operations cited above, the Proposal may properly be excluded under Rule 14a-8(i)(7).

---

[2] The Company's discussion of conflict minerals usage is included in its most recent sustainability report, *GE Sustainability Highlights 2013*, which can be downloaded through the GE Sustainability website at http://www.gesustainability.com/downloads/. *See also*, 2014 Conflict Minerals Report, filed with the SEC June 1, 2015 on Form SD and available at http://www.sec.gov/Archives/edgar/data/40545/000004054515000070/0000040545-15-000070-index.htm.

B. The Proposal Relates To Ordinary Business Because It Implicates Company Investment Decisions in a Non-Extraordinary Context.

The Proposal also requests that the Company review and report on the Company's criteria for investing in "high-risk regions." Although a recital to the Proposal suggests that "high-risk regions" include those with "poor human rights records," the Proposal remains focused on ordinary business because the root of the requested analysis concerns the Company's investment strategies. While the Proposal suggests that the Company's "*operations* in high-risk regions may worsen certain human right abuses in those areas" (emphasis added), the Proposal does not (nor, as discussed in part II of this letter, could it) draw a direct or implicit connection between the Company's investment methodology and human rights practices in different regions.

The Staff consistently has concurred in the view that decisions regarding investment practices implicate a company's ordinary business operations, regardless of whether the company primarily functions as a financial institution. For example, the proposal in *Anchor Bancorp Wisconsin, Inc. (A. Yakes)* (avail. May 13, 2009) requested the company's board to "adopt a new policy for the lending of funds to borrowers and the investment of assets" after retaining and consulting with an outside investment advisor. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) and the Staff agreed, noting that "credit policies, loan underwriting and customer relations" constituted ordinary business operations for the company. *See also The Western Union Co.* (avail. Mar. 6, 2009, *recon. denied* Mar. 23, 2009) (concurring in the view that "[l]ong-term investment decisions are made pursuant to a corporation's overall corporate strategy" and thus permitting exclusion of a proposal requesting a report on company policies for investing in local communities in ways that address the needs of community constituents); *Sempra Energy* (avail. Feb. 7, 2000) (concurring in the exclusion of a proposal requesting that the company reinvest a majority of its default service requirements revenue in particular recipients).

As part of their responsibilities to the Company and its stakeholders, Company management is continuously making decisions about investments that the Company will or will not choose to pursue. Among numerous investment initiatives, the Company has made significant investments in emerging health care companies. As disclosed in its 2013 Healthymagination Report, the Company had at time of publication invested $4.2 billion of its $6 billion investment goal to companies that aim to improve access to and affordability of commercial health care.[3] Relatedly, the Company's has established its StartUp Health academy, a

[3] The Company's 2013 Healthymagination Report is available online, at http://www.ge.com/globalimpact2013/#/healthymagination. One example of the Company's

(Cont'd on next page)

technology incubator aimed at accelerating the growth of consumer health companies. More than 400 companies spanning 22 countries submitted applications for consideration, and the Company is currently working with 13 of the companies to deliver innovations in elder care, patient engagement, and mobile health sensors. As with Company decisions regarding locations of operation, its investment decisions are impactful, "fundamental" choices that necessarily require oversight and expertise from company management for informed execution. *See* 1998 Release. The Proposal impermissibly seeks to interfere with the Company's balanced strategy of investing in ways that are both profitable and sustainable. Accordingly, consistent with numerous precedents concurring in the exclusion of proposals relating to company investment policies, the Proposal may properly be excluded under Rule 14a-8(i)(7).

C. The Proposal's References To Human Rights Issues Do Not Raise A Significant Policy Issue That Relates To The Company.

As discussed above, when evaluating whether a proposal asking for a review and report may be excluded under Rule 14a-8(i)(7), the Staff evaluates whether the underlying subject matter of the resolution and its supporting statement, taken as a whole, involves a matter of ordinary business to the company. SLB 14C, at part D.2. Here, the Proposal is properly viewed as relating to the Company's ordinary business operations, specifically the location of the Company's operations and its investment methodology, notwithstanding that the resolution contemplates review of the Company's policies for doing business in "high-risk regions" that experience human rights challenges.

While the Staff has determined that some proposals addressing human rights issues may not be excludable under Rule 14a-8(i)(7), the Staff has concurred on numerous occasions that merely invoking human rights or phrasing a proposal as implicating human rights does not bar a determination that a proposal is excludable under Rule 14a-8(i)(7). This has been the case even when a proposal specifically touches upon human rights issues, but also implicates a company's ordinary business operations. In *Lowe's Companies, Inc.* (avail. Mar. 10, 2015), the proponent submitted a proposal requesting management to review its human rights policies and report its findings by the end of the next calendar year. The proposal was preceded by generic statements describing the importance of human rights, and was followed by a single request for the company to identify whether its policies "permit employees to

---

(Cont'd from previous page)

Healthymagination efforts is its partnership with a number of entities in Saudi Arabia to launch women's health screening centers in Riyadh, Saudi Arabia.

take part in his or her government free from retribution." Concurring in the exclusion of the proposal under Rule 14a-8(i)(7), the Staff implicitly agreed with the company's assertion that the proposal's reference to a review of human rights policies and discussion regarding the right of citizens to participate in their country's government did not raise a significant policy issue that transcended the ordinary business nature of the proposal. *See id.* (in concluding its Rule 14a-8(i)(7) argument, asserting that the company's managers are "in the best position to select and evaluate which policies are in the best interests of the [c]ompany and its stakeholders."). *See also Comcast Corp.* (avail. Mar. 10, 2015) (same proposal and outcome, as submitted by a different proponent); *CBS Corp.* (avail. Mar. 10, 2015) (same proposal and outcome, as submitted by a different proponent).

Hewlett-Packard Co. (avail. Jan. 23, 2015) also is instructive. There, the proponent submitted a proposal requesting that the company prepare a report on its "sales of products and services to the military, police and intelligence agencies of foreign countries." The proposal invoked human rights in one "whereas" clause, but the Staff concurred in excluding the proposal, noting that it "does not focus on a significant policy issue." Likewise here, although the Proposal's supporting statement refers to human rights, the Proposal as a whole does not focus on a significant policy issue. Indeed, the "resolved" clause makes no mention of human rights, but rather focuses on the Company's ordinary business operations.

Here, the Proposal retains the same fundamental deficiency as those cited in the foregoing precedents because it implicates the Company's ordinary business operations without raising a significant policy issue that transcends day-to-day business matters. In this regard, other than generic assertions that corporations operating in regions known to deny fundamental human rights may worsen such problems or may incur reputational and valuation risks of their own, the Proposal does not relate these assertions to specific Company operations. In this respect, the Proposal differs significantly from the one considered by the Staff in *Halliburton Company* (avail. Mar. 9, 2009). In *Halliburton*, a resolution which requested that the company's "management review its policies related to human rights to assess areas in which the [c]ompany may need to adopt and implement additional policies and to report its findings," was accompanied by extensive discussions of human rights issues directly impacting that company's operations. In contrast, the Proposal fails to establish any nexus between the Company's operations and the supporting statements' assertions about regions in which the Company may operate. Instead, as with the proposals cited above, the recitals and supporting statements in the Proposal contain only generic references to various social issues and reputational and shareowner value risks, as well as an arbitrary catalogue of countries where certain practices may exist. As such, the Proposal, taken as a whole, fails to focus on a significant social policy issue and instead questions the Company's overall

business judgment in balancing the costs and benefits of its day-to-day operations, and therefore may properly be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. The 1983 Release, § II.E.6. Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in the 1998 Release, at n.30.

Under this standard, when a company can demonstrate that it already has taken actions to address the essential objectives of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In applying Rule 14a-8(i)(10), the Staff consistently has concurred with the exclusion of shareowner proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed.

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release, at n.30 and accompanying text. *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit

shareowners to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareowners to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a shareowner proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. Thus, in the context of evaluating whether a company has substantially implemented a proposal that requests a review and report, the Staff has taken into account a company's existing disclosures, even if not issued in the form of a report in response to a proposal. Among the numerous precedents addressing this type of proposal under Rule 14a-8(i)(10) are the following:

- *The Dow Chemical Co.* (avail. Mar. 18, 2014, *recon. denied* Mar. 25, 2014), in which the Staff concurred with the exclusion of a proposal requesting that the company prepare a report "assessing the short and long term financial, reputational and operational impacts" of an environmental incident in Bhopal, India. The company argued that a document included on its website providing "Q and A" with respect to the Bhopal incident substantially implemented the proposal. In making its determination, the Staff noted that "it appears that [the company's] public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *Mondelez International, Inc.* (avail. Mar. 7, 2014), in which the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board produce a report on the company's process for identifying and analyzing potential and actual human rights risks in the company's operations and supply chain, where the company already disclosed its risk management process and the framework it used to assess potential human rights risks.

- *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), in which the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public

disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *Target Corp.* (avail. Mar. 26, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company referenced a one-page statement in opposition from a previous proxy statement and five pages excerpted from a company report, both of which addressed company reviews of the use of company funds for political purposes.

- *TECO Energy, Inc.* (avail. Feb. 21, 2013), in which the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations as well as feasible mitigating measures, where the company supplemented its sustainability report with a two-page report and a four-page table on the topic.

- *General Electric Co.* (avail. Jan. 18, 2011, *recon. granted* Feb. 24, 2011), in which the Staff concurred in the exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted an approximately two-page report regarding public policy issues on its website, noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal."

- *Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website.

See also Wal-Mart Stores, Inc. (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal requesting that the company issue a report based upon the company having already publicly disclosed the subject matter of the requested report).

A. The Company Has Reviewed Its Guidelines For The Countries In Which It Operates, Reported On That Review, And Identified Its Criteria For Investing In, Operating In And Withdrawing From High-Risk Regions.

Here, the Proposal asks that management "review the Company's guidelines for selecting countries /regions for its operations" and issue a report thereon. The Proposal additionally states that the report should "identify General Electric's criteria for investing in, operating in and withdrawing from high-risk regions." As discussed below, the Company's extensive transparency around its considerations for operating in foreign countries demonstrates that it regularly reviews its guidelines for selecting the foreign countries in which it will operate by reporting on that review process.[4] In addition, the Company's existing disclosure on its website discusses the Company's criteria for investing in, operating in and withdrawing from high-risk regions.

On the GE Sustainability website (the "GES Website"), an eponymous website that is dedicated to disclosing the Company's efforts to operate more sustainably by identifying and addressing particular risks,[5] the Company addresses its guidelines and policies for the countries and regions in which it will operate. Specifically, on the "How GE Works—Governance—Doing Business in Emerging Markets" page of the GES Website, the Company addresses its six-pronged strategy that guides its operations across the globe.[6] The Company explains on this webpage that "[d]oing business in emerging markets is a key element of GE's growth strategy"[7], and states, "A key element of these partnerships is assisting countries in improving their business framework to increase transparency and credibility, reduce corruption and ensure that they are making the right long-term investments." Two of the factors that the Company addresses in determining to operate in

[4] We note that the Proposal requests a review of the Company's guidelines and a report on that review, but the Proposal does not request that the report set forth the many factors considered by the Company under its guidelines for selecting countries in which it operates. Only the second sentence of the Proposal states that the report should identify the Company's criteria for investing in, operating in and withdrawing from "high-risk regions."

[5] Copyrighted as of 2015, the GES Website identifies specific metrics for measuring the Company's effectiveness in operating sustainably, and has been updated to include 2014 results: http://www.gesustainability.com/2014-performance/. The GES Website also hosts the Company's archive of most reports on operations, at http://www.gesustainability.com/downloads; diversity reporting is hosted at http://www.ge.com/diversity.

[6] The Company's strategy for doing business in emerging markets is available online, at http://www.gesustainability.com/how-ge-works/governance/doing-business-in-emerging-markets.

[7] *Id.*

emerging markets specifically relate to evaluating and responding to the risk of operations in such markets:

- "Issue identification programs to identify special risks in specific countries or regions,[8] with clear responsibilities placed on operational leaders, with the support of the Global Growth Organization and corporate teams, to manage those risks and ensure frontline employees have the right training and tools to work with integrity." Pursuant to this strategy, the Company conducts an annual risk assessment of approximately 1,400 employee sites and focuses scrutiny on sites identified as higher-risk.[9]

- "Programs to manage compliance and ethical risks associated with countries of concern."[10] In connection with these programs, the Company reports on its criteria for investing in, operating in and withdrawing from "countries of concern." Specifically, the Company states that it "does not do business in any country designated as a State Sponsor of Terrorism by the U.S. Department of State, unless licensed by the U.S. government for humanitarian or public policy reasons."[11]

The Company's website disclosure also addresses instances where it has determined to withdraw from certain regions. For example, as noted on the "Where We Work—Myanmar" page on the GES Website, the Company had previously withdrawn from Myanmar in 1996 out of concern for policy and compliance risks. In 2012, however, the Company took account of Myanmar's progress towards instituting a civilian government and democratic principles, and once again resumed operations in the country.

Finally, the Company states:

> We know we need to invest, build and lead in the markets where we operate—both global and local. We are making significant investments in research and development, supply chain excellence and local leadership development around the

---

[8] The process for identifying these special risks is further discussed at http://www.gesustainability.com/how-ge-works/integrity-compliance/distributed-compliance-strategy/.

[9] The Company conducts its risk assessment according to "common internal and external risk indicators," *See* the GES Website, at http://www.gesustainability.com/how-ge-works/integrity-compliance/distributed-compliance-strategy.

[10] The Company further discusses its process for addressing countries of concern at http://www.gesustainability.com/enabling-progress/public-policy/countries-of-concern/.

[11] *See* http://www.gesustainability.com/enabling-progress/public-policy/countries-of-concern.

> world—all to ensure we have the right people in the right places empowered to act effectively and with integrity.

These disclosures demonstrate that the Company has addressed each prong of the Proposal: that the Company reviews its guidelines for selecting the countries in which it will operate and reports on that process, and that the Company has reported on its criteria for investing in, operating in and withdrawing from "high-risk regions." Because the Company's processes and disclosures compare favorably to those requested by the Proposal, the Company has substantially implemented the Proposal for purposes of Rule 14a-8(i)(11).

B. The Company Also Has Reported On How It Addresses Human Rights Concerns In Countries and Regions Where It Operates And On The Congruency Of Its Corporate Values And Operations.

As discussed above, the Proposal relates primarily to the Company's ordinary business decisions regarding the location of its operations and its routine investment decisions, and the Company has substantially implemented the Proposal. Moreover, the Company also has substantially implemented the portions of the Supporting Statement which invite the Company also to review and report on the interaction of those ordinary business decisions with the Company's policies on human rights. The Company's disclosures over the years demonstrate that, contrary to the assertion in the Supporting Statement that the Company's "record to date demonstrates a gap in its statements and actions," the Company has consistently reviewed and reported on how its operations and its decisions to invest in various regions align with its corporate values.

Specifically, the Company has issued a Human Rights Statement, is a member of the UN Global Compact, and maintains a Sustainability Steering Committee ("SSC"), which routinely briefs the Governance and Public Affairs Committee of the Company's Board of Directors to ensure organizational alignment on risk management. The SSC relies on stakeholder feedback, tracking of emerging trends, and assessment of the Company's sustainability performance and reporting to set priorities and determine criteria for success.[12] In addition, under the charter of the Governance and Public Affairs Committee of the Company's Board of Directors, such Committee reviews Company actions taken in

[12] Discussion of current SSC priorities is available online, at http://www.gesustainability.com/how-ge-works/sustainability-priorities.

furtherance of corporate social responsibility for their impact on "employees, citizens and communities."[13]

Through its robust risk management infrastructure, the Company continually reviews the scope and nature of its business operations and assesses related issues that are appropriate for the Company to address. Since 2005, the Company has published reports on the results of this ongoing review. Currently, the Company issues a number of annual reports organized by topic, including the GE Diversity Report ("GEDR")[14] and GE Sustainability Highlights ("GESH"), many of which are hosted on the GES Website. Together, these reports and the GES Website provide shareowners with significant detail on the Company's current policies and initiatives with respect to operations in global emerging markets, human rights, and diversity and inclusion, in addition to other aspects of corporate responsibility. For example:

- Pages 10 and 11 of the 2013 GESH reflect the Company's commitment to ensuring that all suppliers meet Company expectations to provide fair pay and working conditions. Consequently, the Company has reviewed 3,150 suppliers and addressed 94% of the 25,000 supplier-related findings from 2013.

- With respect to diversity and inclusion, the "Enabling Progress—Human Rights" page of the GES Website discusses a recent partnership among the Company, Saudi Aramco and Tata Consulting Services to employ up to 3,000 women in an all-female business process services center in Riyadh, Saudi Arabia. Formation of the partnership was spurred by the Company's recognition that only 15% of its 5,000 employees in the Middle Eastern, North African and Turkish region were female.

- Also with respect to diversity and inclusion, page 13 of the 2014 GEDR notes that the Company maintains 444 Affinity Networks to support women, minority, and other employee interest groups across the globe. To that end, page 29 of the report reflects numerous accolades the Company has received for its commitment to advancing workplace equality for GLBT employees. In 2014, the Company marked its second year of receiving a perfect score of 100 on the Human Rights Campaign Corporate Equality Index.

---

[13] *See* Item 9 of The Governance and Public Affairs Committee Charter, as approved in 2015, available at https://www.ge.com/sites/default/files/GPAC_charter.pdf.

[14] The 2014 GEDR is available at http://www.ge.com/files/diversity/2014.

In addition to annual reporting and periodic GES Website disclosures, the Company's membership in the UN Global Compact, which it signed in 2008, reflects yet another layer of the Company's ongoing commitment to evaluating and addressing human rights concerns. Here, the Company continually strives to align its policies with the UN Global Compact's 10 guiding principles, which specifically address fundamental responsibilities in the area of human rights.[15] The GES Website sets forth the Company's policies and priorities that are aligned with the human rights principles of the UN Global Compact.[16] And the Company relies on the GES Website, as well as the reports contained therein, to fulfill the Company's commitment under the UN Global Compact "to communicate annually with its stakeholders on progress made to implement the principles."

As an additional facet of its ongoing review and alignment of policies related to human rights, the Company also has issued its Human Rights Statement. The most recent version of this policy is available online and is also attached as Exhibit B to this letter.[17] The Company evaluates its Human Rights Statement as part of the Company's ongoing review and assessment of whether and how to address the Company's commitment to the communities in which it operates.[18]

The review and reporting undertaken by the Company compares favorably to, and further demonstrate that the Company has substantially implemented, the Proposal. In this regard, the Proposal has provided the Company wide latitude in determining how to accomplish its review of policies related to operating and investing in "high-risk regions" that bring certain human rights issues to bear. The recitals to the Proposal merely list, by way of example, a number of human rights issues "such as suffrage, women's rights and gay rights." The

[15] The UN Global Compact's 10 guiding principles are addressed at https://www.unglobalcompact.org/what-is-gc/mission/principles. As stated at that website, the UN Global Compact's Ten Principles are derived from, among other things, the UN's Universal Declaration of Human Rights, which is specifically referenced in the Proposal.

[16] Company disclosure of its alignment with principles of the UN Global Compact is available at http://www.gesustainability.com/2014-performance/ungc.

[17] The Company's most recent Human Rights Statement is available at http://dsg.files.app.content.prod.s3.amazonaws.com/gesustainability/wp-content/uploads/2014/04/GE_Sustainability_Human_Rights.pdf.

[18] Among other things, the Human Rights Statement sets forth the Company's policy that it is dedicated to "serving as a positive influence in communities in which we operate, demonstrating by our actions our belief that human rights violations are unacceptable."

paragraphs labeled "Supporting Statement" merely suggest topics that the Company, "[i]f the Company chooses" "might also consider" addressing.

The Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters. For example, in *ConAgra Foods, Inc.* (avail. July 3, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report follow certain guidelines that the company did not address in its existing policies and procedures. *See also Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the company argued that it need not adopt the listed principles wholesale).

Thus, the Proposal affords the Company substantial leeway in determining how best to implement the Proposal in a manner that is appropriate to the Company and its business. After reviewing and considering the Proposal, the Company believes that the ongoing reviews by the Governance and Public Affairs Committee of the Company's Board of Directors and assessment of the effectiveness of the Company's environmental and social responsibility policies, goals and programs through its membership in the UN Global Compact and its on-going reporting through the GES Website, Human Rights Statement, annual Global Responsibility Report and other reports, all demonstrate that the Company reviews its policies for determining where to conduct its operations and takes ownership of strategies for evaluating and engaging with stakeholders on human rights issues, thereby fulfilling the requests set forth in the Proposal. Accordingly, we believe the Proposal may be properly excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
The National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 9, 2015

RECEIVED
NOV 10 2015
B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned General Electric Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2016 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq. General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002, and emailed to JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Human Rights Review – High-Risk Regions

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Company operations in high-risk regions with poor human rights records risk damage to General Electric's reputation and shareholder value.

General Electric has a presence in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights.

The Company's operations in high-risk regions may worsen certain human rights abuses in those areas.

Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify General Electric's criteria for investing in, operating in and withdrawing from high-risk regions.

Supporting Statement: If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations.

In its review and report, the Company might also consider a congruency analysis between its stated corporate values and Company operations in certain regions, which raises an issue of misalignment with those corporate values, and stating the justification for such exceptions.

For example our CEO expressed deep concern that state-level religious freedom laws might lead to anti-homosexual bigotry saying, "[t]he impact of laws like the Religious Freedom Restoration in Indiana and proposed laws in other states could have a very negative impact." Yet, the Company maintains operations in high-risk regions where homosexual acts are criminalized.

Additionally, the Company has expressed concern for the environment stating, "expanding fossil-fuel use is leading to increased greenhouse gas (GHG) emissions that contribute to climate change, which threatens future development." Yet, the Company maintains a presence in locations such as India and China – regions with very high GHG emissions.

The proponent believes that General Electric's record to date demonstrates a gap between its statements and its actions. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

VIA OVERNIGHT MAIL AND EMAIL

Justin Danhof, Esq.
National Center for Public Policy Research
501 Capital Court, N.E., Suite 200
Washington, D.C. 20002

Dear Mr. Danhof:

I am writing on behalf of General Electric Company (the "Company"), which received on November 10, 2015 the shareowner proposal entitled "Human Rights Review – High-Risk Regions" you submitted on behalf of the National Center for Public Policy Research (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the required number of Company shares for the one-year period preceding and including November 9, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number of Company shares for the one-year period preceding and including November 9, 2015; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms,

reflecting its ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the required number of Company shares for the one-year period preceding and including November 9, 2015.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number of Company shares for the one-year period preceding and including November 9, 2015. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 9, 2015, the required number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the

Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: Brian Sandstrom

Enclosures


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

November 19, 2015

Brian Sandstrom
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Sandstrom,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to General Electric Company on November 9, 2015.

****Please note that our mailing address has very recently changed****

At this time, copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq. General Counsel, National Center For Public Policy Research, 20 F Street NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 855-594-1054
Toll Free 800-382-9989
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President - Investments
Senior Portfolio Manager
Portfolio Management Program

Bryon Fusini
First Vice President - Investments
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

www.ubs.com

Brian Sandstrom
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

November 19, 2015

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Sandstrom,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 11/09/2015, the National Center for Public Research held, and has held continuously for at least one year 268 shares of the General Electric Company common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT B

 GE Sustainability

Human Rights

Updated May 30, 2014

GE promotes respect for fundamental human rights and views them as a key component of responsible corporate citizenship. In addition to supporting the fundamental principles contained in the Universal Declaration of Human Rights, we have joined with other companies to find practical ways to apply its principles in the business community.

Our Commitment

GE, as a business enterprise, promotes respect for fundamental human rights. We support the principles contained in the Universal Declaration of Human Rights, mindful that the Declaration is addressed primarily to nations. GE has joined with other companies to find practical ways of applying within the business community the broad principles established in the Declaration.

Our Actions

GE endeavors to advance respect for fundamental human rights within the communities in which our businesses operate. We do this in important part by leading by example — influencing our employees and business partners through actions consistent with policies contained in *The Spirit & The Letter*.

In Our Management Capacity

- RESPECTING the human rights of our employees as established in the International Labour Organization's (ILO's) Declaration on Fundamental Principles and Rights at Work, including nondiscrimination, prohibitions against child and forced labor, freedom of association and the right to engage in collective bargaining
- PROVIDING security consistent with the intent of the Voluntary Principles on Security and Human Rights, as well as the laws of the countries in which we operate, retaining security services for preventive or defensive purposes with instructions to use force only when necessary and to an extent proportional to the threat

In Our Business Capacity

- DEVELOPING and offering products, including those that meet human needs for power, water and medical care, with due regard for fundamental human rights and a sustainable environment

With Our Direct Business Partners

- INCORPORATING appropriate principles for *The Spirit & The Letter* into contracts with suppliers, business partners and distributors
- MONITORING adherence by key suppliers in emerging markets to environmental, health and safety standards; prohibitions against forced and child labor, and local wage and hour laws
- EVALUATING human rights issues involving our direct business partners—particularly in emerging markets—and considering practical responses within the relevant context
- ADVANCING application of the ILO Declaration through engagement and collaboration

In the Community

- SERVING as a positive influence in communities in which we operate, demonstrating by our actions our belief that human rights violations are unacceptable
- ASSESSING, as appropriate, the impact on affected local communities of major infrastructure-project financing